Exhibit 1.02

Conflict Minerals Report of SemiLEDs Corporation in Accordance with Rule 13p-1 under the Securities and Exchange Act of 1934

This is the Conflict Minerals Report of SemiLEDs Corporation (“SemiLEDs,” or “we,” or “our,” or the “Company”) for the calendar year 2013 in accordance with Rule 13p-1 (“Rule 13p-1”) under the Securities and Exchange Act of 1934 (the “1934 Act”).  Please refer to Rule 13p-1, Form SD and 1934 Act Release No. 34-67716 for definitions of terms used in this Report, unless otherwise defined herein.

There are two groups of SemiLEDs products that appear to contain necessary columbite-tantalite (coltan), cassiterite, wolframite, and their derivatives, which are limited to tin, tantalum and tungsten, and gold (“3TG”).1  First, we manufacture and sell light emitting diode (“LED”) chips and LED components (collectively, “LED Products”), which are used primarily for general lighting applications, including street lights and commercial, industrial and residential lighting, and specialty industrial applications, such as ultraviolet curing of polymers, LED light therapy in medical/cosmetic applications, counterfeit detection, LED lighting for horticulture applications, architectural lighting and entertainment lighting.  Second, our majority owned subsidiary, Ning Xiang Technology Co., Ltd., manufactures and sells lighting fixtures and systems for general lighting applications (“Lighting Products”), consisting primarily of LED luminaries and LED retrofits.

Due Diligence (Instructions 1.01(c)(1))

Overview:  As described above, it appears that our LED Products and Lighting Products likely include necessary 3TG that are necessary to their functionality, e.g., gold in our LED chips and LED components, and gold and tin in some of the assembly materials and components for the Lighting Products.  Consequently, we designed and implemented a due diligence exercise that covered these items (the “In-Scope Products”).

1  In calendar year 2013, SemiLEDs also sold certain LED components that SemiLEDs procured from a supplier under a buy-and-sell arrangement.  Initially (as early as in calendar year 2011), SemiLEDs contracted to manufacture such LED components from this supplier.  However, since the latter part of 2012 and throughout 2013, the supplier has been manufacturing the LED components as a standard product and selling it to various purchasers, including SemiLEDs.  In calendar year 2013, SemiLEDs did not influence the supplier’s manufacture of such LED components.  Given these circumstances, we understand that such LED components should not be covered by this Report.

For calendar year 2013, due diligence exercise for the In-Scope Products encompassed:

•                  a reasonable country of origin inquiry (“RCOI”) regarding the conflict minerals in the In-Scope Products that was reasonably designed to determine whether any of the conflict minerals originated in the Democratic Republic of Congo or an adjoining country (“Covered Country”) or are from recycled or scrap sources; and

•                  measures to exercise due diligence on the source and chain of custody of those conflict minerals.

To oversee our due diligence exercise, we established an internal working group, comprising representatives from relevant SemiLEDs functions such as procurement, quality control, finance and legal/compliance.  Working group members have expertise with regard to the In-Scope Products and materials and components used for them.

We designed our due diligence exercise to conform to the Organization for Economic Co-Operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Guidance”), an internationally recognized due diligence framework.  In accordance with the OECD Guidance, SemiLEDs’ due diligence exercise included:  1) development of a Conflict Minerals Policy (expected formally to be approved by July 2014 and disseminated to relevant suppliers of SemiLEDs’ products); 2) review and assessment of risk in the supply chain; and 3) a strategy to identify and respond to risks in the supply chain.2

Work with Suppliers:  We rely on our direct suppliers to provide information on the origin of the 3TG contained in materials and components supplied to us, including items with 3TG that are supplied to our direct suppliers from their lower tier suppliers.  We adopted an approach to survey our supply chain based on the nature of materials and components we use in the In-Scope Products, which indicate that those materials and components are most likely to contain 3TG.  Following this approach, we developed a list of targeted suppliers and conduct a RCOI survey on these suppliers using the standard EICC-GeSI Conflict Minerals Reporting Template (the “Template”).  We prioritized the list of targeted suppliers based on the risk of having conflict minerals in the products supplied to us, considering factors such as our annual spend with the suppliers.  We prioritized suppliers who failed to provide a response or provided an insufficient response as high-risk suppliers for outreach and follow-up communications.

2  Paragraph 1.01(c)(1)(iii) of the Rule 13p-1 instructions for Form SD requires disclosure of certain types of steps “since the end of the period covered in [the registrant’s] most recent prior Conflict Minerals Report.”  SemiLEDs understands that this instruction is inapplicable since there is no prior report.

We received responses from approximately 89% of the suppliers surveyed.  Some of our suppliers did not complete the Template, but provided signed declarations confirming that products they supplied to the Company do not contain 3TG that originated in a Covered Country.  The smelter facilities identified by our suppliers are not located in Covered Countries and many were identified as being conflict-free (we verified these facilities against the EICC-GeSI conflict-free smelter compliant list).  However, some suppliers, particularly suppliers of assembly materials and components for the Lighting Products, were unable to identify the smelters that represented the source of 3TG that went into the materials and components supplied to us or whether the 3TG were from recycled or scrap sources.  A small portion of our suppliers were also unable to identify with reasonable certainty the country of origin of the 3TG used in the In-Scope Products.

Product Description and Related Matters (Instructions 1.01(c)(2))

Description of the In-Scope Products:  The In-Scope Products are the LED Products and the Lighting Products, which are described above.

Facilities Used to Process Necessary Conflict Minerals in the In-Scope Products:  While SemiLEDs has conducted a thorough due diligence and worked closely with the suppliers to survey the supply chain (as described above), we were not able to identify with reasonable certainty facilities used to process necessary conflict minerals in the In-Scope Products.  Where suppliers identified facilities used to process the necessary conflict minerals, such facilities were not located in the Covered Countries.  Many were identified as being part of the CFS (conflict-free smelter) program.

Information About Country of Origin of Necessary Conflict Minerals Used in the In-Scope Products:  While SemiLEDs has conducted a thorough due diligence and worked closely with the suppliers to survey the supply chain (as described above), we were not able to determine with reasonable certainty the country of origin of 3TGs used in the In-Scope Products.

Information About Efforts to Determine Mine or Location of Origin:  The description of our due diligence exercise set forth above under the heading “Due Diligence” covers SemiLEDs efforts to determine the mine or location of origin with the greatest possible specificity.